UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2025

Commission File Number: 001-41263

Anghami Inc.

(Exact name of registrant as specified in its charter)

16th Floor, Al-Khatem Tower, WeWork Hub71
Abu Dhabi Global Market Square, Al Maryah Island, Abu Dhabi, United Arab Emirates

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Reverse Split

On July 29, 2025, Anghami Inc., a Cayman Islands exempted company (the “Company”), issued a press release announcing a 1-for-10 reverse stock split of the Company’s ordinary shares (the “Reverse Stock Split”). The Reverse Stock Split was approved by the Company’s shareholders at the reconvened Extraordinary General Meeting held on July 22, 2025. The primary purpose of the Reverse Stock Split is to regain compliance with the Nasdaq Capital Market’s minimum bid price requirement for continued listing. The Reverse Stock Split will not have a dilutive effect on shareholders. The reverse share split will be effected automatically, without any action required on the part of the Company’s shareholders.

The reverse share split will become effective after the close of the market on August 1, 2025, and the Company’s ordinary shares are expected to begin trading on a split-adjusted basis when the markets open on August 4, 2025 under the Company’s existing trading symbol “ANGH” with the new CUSIP number G0369L200.

Upon effectiveness, every ten issued and outstanding ordinary shares will be combined into one issued and outstanding ordinary share. The par value of the ordinary shares will be proportionately increased, from $0.0001 per share to $0.001 per share. Additionally, the conversion or exercise prices of all convertible securities and warrants will be proportionately adjusted in line with the Reverse Stock Split. Shareholders will not receive fractional shares; instead, cash payments will be made in lieu of any fractional shares.

A copy of the press release announcing the Reverse Stock Split is attached as Exhibit 99.1 to this report and is incorporated herein by reference.

EXHIBIT INDEX

Exhibit	Description
99.1	Press Release dated July 29, 2025.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

ANGHAMI INC.

Date: July 29, 2025	By:	/s/ Elias Habib
	Name:	Elias Habib
	Title:	Chief Executive Officer